UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Sport Supply Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

84916A104

(CUSIP Number)

January 30, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

________________________________

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HSO Limited Partnership Skystone Advisors LLC Kerry Nelson
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. HSO Limited Partnership -- Cayman Islands, British West Indies Skystone Advisors LLC -- Delaware Kerry Nelson -- United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power HSO Limited Partnership -- 0 shares Skystone Advisors LLC -- 0 shares Kerry Nelson – 0 shares

6  Shared Voting Power*

HSO Limited Partnership – 1,310,169 shares (1,032,600 at date of filing)

Skystone Advisors LLC – 1,484,004 shares (1,175,504 at date of filing)

Kerry Nelson – 1,484,004 shares (1,175,504 at date of filing)

7 Sole Dispositive Power HSO Limited Partnership -- 0 shares Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares

8  Shared Dispositive Power

HSO Limited Partnership – 1,310,169 shares (1,032,600 at date of filing)

Skystone Advisors LLC – 1,484,004 shares (1,175,504 at date of filing)

Kerry Nelson – 1,484,004 shares (1,175,504 at date of filing)

9

Aggregate Amount Beneficially Owned by Each Reporting Person

HSO Limited Partnership – 1,310,169 shares (1,032,600 at date of filing)

Skystone Advisors LLC – 1,484,004 shares (1,175,504 at date of filing)

Kerry Nelson – 1,484,004 shares (1,175,504 at date of filing)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)

HSO Limited Partnership – 10.7% (8.4% at date of filing)

Skystone Advisors LLC – 12.1% (9.6% at date of filing)

Kerry Nelson – 12.1% (9.6% at date of filing)

12	Type of Reporting Person (See Instructions) HSO Limited Partnership -- PN Skystone Advisors LLC -- OO (Limited Liability Company) Kerry Nelson – IN

* All share numbers and ownership percentages are based on 12,267,760 shares of Common Stock outstanding as of January 28, 2008, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 30, 2008. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or her pecuniary interest therein.

Item  1.

(a)	Name of Issuer Sport Supply Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices 1901 Diplomat Drive Farmer’s Branch, TX 75234

Item  2.

(a)	Name of Person Filing
HSO Limited Partnership Skystone Advisors LLC Kerry Nelson
(b)	Address of Principal Business Office or, if none, Residence

HSO Limited Partnership

The Cayman Corporate Centre, 4th Floor

27 Hospital Road

Georgetown, Grand Cayman

Cayman Islands, British West Indies

Skystone Advisors LLC

Two International Place, Suite 1800

Boston, MA 02110

Kerry Nelson

c/o Skystone Advisors LLC

Two International Place, Suite 1800

Boston, MA 02110

(c)	Citizenship
HSO Limited Partnership -- Cayman Islands, British West Indies Skystone Advisors LLC -- Delaware Kerry Nelson -- United States
(d)	Title of Class of Securities

Common Stock, par value $0.01 per share
(e)	CUSIP Number
84916A104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned**

HSO Limited Partnership – 1,310,169 shares (1,032,600 at date of filing)

Skystone Advisors LLC – 1,484,004 shares (1,175,504 at date of filing)

Kerry Nelson – 1,484,004 shares (1,175,504 at date of filing)

(b)	Percent of Class
HSO Limited Partnership – 10.7% (8.4% at date of filing) Skystone Advisors LLC – 12.1% (9.6% at date of filing) Kerry Nelson – 12.1% (9.6% at date of filing)
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote

HSO Limited Partnership -- 0 shares Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
(ii)	shared power to vote or to direct the vote

HSO Limited Partnership – 1,310,169 shares (1,032,600 at date of filing)

Skystone Advisors LLC – 1,484,004 shares (1,175,504 at date of filing)

Kerry Nelson – 1,484,004 shares (1,175,504 at date of filing)

(iii)	sole power to dispose or to direct the disposition of
HSO Limited Partnership -- 0 shares Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
(iv)	shared power to dispose or to direct the disposition of

HSO Limited Partnership – 1,310,169 shares (1,032,600 at date of filing)

Skystone Advisors LLC – 1,484,004 shares (1,175,504 at date of filing)

Kerry Nelson – 1,484,004 shares (1,175,504 at date of filing)

** Shares reported herein for Skystone Advisors LLC and Kerry Nelson represent the shares reported herein for and held by HSO Limited Partnership, and shares held by HSE Master Fund Limited Partnership. Shares reported herein by the Reporting Persons are exclusive of an additional 273,037.5 shares of common stock of the issuer which are issuable upon the conversion of a 5.75% Convertible Senior Subordinated Note held by HSO Limited Partnership in the principal amount of $4,000,000, which Note is due in 2009, and which is not currently exercisable by the Reporting Persons. Skystone Advisors LLC is the investment member of the general partner of HSO Limited Partnership and the general partner of HSE Master Fund Limited Partnership. Ms. Nelson is the managing member of Skystone Advisors LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

HSO LIMITED PARTNERSHIP

By: Skystone Advisors LLC, Investment Member of the General Partner

By: /s/ Kerry Nelson

Name: Kerry Nelson

Title: Managing Member

SKYSTONE ADVISORS LLC

By: /s/ Kerry Nelson

Name: Kerry Nelson

Title: Managing Member

KERRY NELSON

/s/ Kerry Nelson

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 13, 2008, is by and among HSO Limited Partnership, a Cayman Islands limited partnership, Skystone Advisors LLC, a Delaware limited liability company, and Kerry Nelson, an individual (the foregoing are collectively referred to herein as the “Skystone Filers”).

Each of the Skystone Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common stock, par value $0.01 per share, of Sport Supply Group, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Skystone Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Skystone Filers upon one week’s prior written notice (or such lesser period of notice as the Skystone Filers may mutually agree) to the other parties hereto.

Executed and delivered as of the date first above written.

HSO LIMITED PARTNERSHIP

By: Skystone Advisors LLC, Investment Member of the General Partner

By: /s/ Kerry Nelson

Name: Kerry Nelson

Title: Managing Member

SKYSTONE ADVISORS LLC

By: /s/ Kerry Nelson

Name: Kerry Nelson

Title: Managing Member

KERRY NELSON

/s/ Kerry Nelson